

Mail Stop 3561

March 23, 2017

Peggy Scott
Chief Executive Officer
Cleco Corporate Holdings LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226

> **Re: Cleco Corporation Holdings LLC**
> **Registration Statement on Form S-4**
> **Filed March 17, 2017**
> **File No. 333-216803**

Dear Ms. Scott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products